October 28, 2008

Via EDGAR Only

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549
Attention:  Ryan Milne

Re:	Imagin Molecular Corporation
Form 10-KSB for
Fiscal year ended December 31, 2007
Filed April 14, 2008
File No.: 000-23873

Dear Mr. Milne:

Please be advised that the undersigned is the duly elected Chief Financial Officer of Imagin Molecular Corporation, the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filings provided in your letter dated June 17, 2008 (the “Comment Letter”), and to illustrate the amendments made to the filing on Form 10-KSB/A, filed concurrently herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management’s Report on Internal Control over Financial Reporting, Page 16

1.
Please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting.  Refer to Item 308(a)(2) of Regulation S-B for additional guidance.

The filing was revised to include the following statement:

Under the supervision and with the participation of the Chief Executive Officer and the Chief Operating Officer, we conducted an evaluation of the effectiveness of our control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Securities and Exchange Commission October 28, 2008 Page 2 of 4

Consolidated Balance Sheets, page 25

2.
We note your disclosure on page 36 regarding the convertibility of your Series A Preferred Stock into Common Stock. It appears that the number of authorized shares of common stock is insufficient to settle the conversion of the Series A Preferred Shares. Paragraph 19 of EITF 00-19 states that if settlement of contract could require a company to obtain shareholder approval to increase the number of authorized shares, settlement is not within the control of the company. In such an instance, liability classification of the convertible instrument is required. Please tell us why you believe that the settlement of the conversion of these shares is within the control of the Company, or revise your statements as appropriate. In addition, expand your footnote 10 to describe when the Preferred Stock is convertible.

We agree that the number of authorized shares of the Company’s common stock is insufficient to settle the conversion of the Series A Preferred Shares given the number of shares of common stock currently outstanding.  Accordingly, the Company’s majority shareholders and Board of Directors have approved an increase to the number of authorized shares of the Company’s common stock to satisfy settlement of the Series A Preferred Shares.

All of the Series A Preferred Shares are owned by a single shareholder, Solaris Opportunity Fund, L.P. (“Solaris”). Solaris’ Managing Member, Patrick G. Rooney, is also a principal shareholder in the Company and its former Chairman and Chief Executive Officer.  Mr. Rooney still serves as a business advisor to the Company and works closely with our management.  Mr. Rooney has dispositive voting power of approximately 58% of the voting stock of the Company and has approved an amendment to the Issuer's Certificate of Incorporation in order to take advantage of Solaris conversions.  The amendment will be effective upon the twentieth day following the filing with the Commission of a Definitive Information Statement on form DEF 14C.

Consolidated Statements of Cash Flows, page 28

3.
We note that you have included the advance to Positron Corporation as a financing activity on your Consolidated Statement of Cash Flows.  Based on the guidance in paragraph 17a of SFAS 95, it appears that this amount should be classified as an investing activity. Please tell us why you believe the classification of this amount as a financing activity is appropriate, or revise your statement as necessary.

We have revised our Consolidated Statement of Cash Flows in our Form 10-Q for the period ending June 30, 2008 and the amended Form 10-KSB for the year ending December 31, 2007, filed concurrently herewith, to change the classification of the advance to Positron from a financing activity to an investing activity. We will continue to classify same in future filings and the amended filing described in the response to Comment 4.

Securities and Exchange Commission October 28, 2008 Page 3 of 4

Note 1 – Business Organization, page 30

4.
We note on page 34 that you value your investment in Positron at the previous carrying value of the note receivable and accrued interest at the date of conversion.  Please tell us how you considered the guidance within paragraph 17 of APB 18. In this regard, tell us whether you have the ability to exercise significant influence over Positron and the basis for your conclusion. Address in your response the level of your ownership of Positron’s common and preferred stock and the similarities between your and Positron’s management and directors.

In considering the guidance of paragraph 17 of APB 18 with respect to our investment in Positron, Corporation (“Positron”) it would appear that given the current relationship between the Company and Positron, valuing the investment at the carrying value of the note plus accrued interest at the date of conversion may no longer be the appropriate accounting treatment.

The Company owns approximately 8% of Positron’s outstanding common stock and 722,358 Series B Preferred Shares, approximately 11% of that class.  On a fully-diluted basis, the Company holds approximately 11% of the voting shares of Positron.

Despite holdings of less than 20% of the voting stock of Positron, we believe that events and transactions occurring during the second half of 2007 and continuing into the first quarter of 2008, including advances of funds by the Company to Positron beginning in July 2007 and totaling $1,346,000 at December 31, 2007, have given the Company the ability to exercise an increasing degree of influence over certain operating and financial policies.  These advances were subsequently converted into a note receivable that is collateralized by 100,000,000 shares of Positron common stock.  In addition to the financing, on January 2, 2008 Corey Conn, who serves as Chief Financial Officer for both companies, was elected to the Positron Board of Directors. While, the two companies share one other common director, Positron has four other directors who are not members of the Company’s Board.

After giving consideration to both the guidance of APB 18 and FIN 46R, it is our opinion that the equity method of accounting should be applied when valuing our equity investment in Positron.  With respect to FIN 46R, although we believe Positron to be a variable interest entity, the Company would not absorb a majority of the entity’s expected losses nor receive a majority of the entity’s residual returns. For this reason consolidation is not warranted.

Given the timing of the events and transactions that we believe significantly increased our level of influence over certain operating and financial policies of Positron, we would propose applying the equity method of accounting to our investment in Positron beginning in the third quarter of 2007.  As such we would amend the Form 10-QSB as of September 30, 2007, the Form 10-KSB for the year ended December 31, 2007, our quarterly report on Form 10-Q as of March 31, 2008 and our quarterly report on Form 10-Q as of June 30, 2008.

Securities and Exchange Commission October 28, 2008 Page 4 of 4

5.      Please clarify for us your relationship with Imagin Diagnostic Centers (IDC).

Imagin Diagnostic Centers (IDC) is a Canadian corporation that owns approximately 5% of the outstanding common shares of the Company.  There is no common management or board representation between IDC and the Company.

Should you have any questions or require any further information please do not hesitate to contact the undersigned.

IMAGIN MOLECULAR CORPORATION

By:	/s/ Corey Conn
Corey Conn
Chief Financial Officer